PACIFIC
SCIENTIFIC                                                          NEWS RELEASE
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Contact:  Chuck Burgess or Joele Frank       620 Newport Center Drive, Suite 700
          Abernathy MacGregor Frank         Newport Beach, California 92660-8007
          (212) 371-5999                       (714) 720-1714 Fax (714) 720-1083



             PACIFIC SCIENTIFIC SETS RECORD DATE FOR SPECIAL MEETING

NEWPORT BEACH, CALIFORNIA, January 12, 1998 - Pacific Scientific Company (NYSE:PSX) said today that its Board of Directors has set Tuesday, January 20, 1998 as the record date for the special meeting of Pacific Scientific shareholders expected to be held on February 13, 1998.

As previously announced, Kollmorgen Corporation (NYSE: KOL) is seeking to acquire Pacific Scientific in an unsolicited transaction. The Pacific Scientific Board has determined Kollmorgen's offer to be inadequate and not in the best interests of Pacific Scientific and its shareholders.

The special meeting has been called by Kollmorgen to remove existing members of Pacific Scientific's Board of Directors and to elect Kollmorgen's nominees to the Board, in an attempt to further Kollmorgen's proposed transaction. Kollmorgen has previously delivered to Pacific Scientific the consents of holders of Pacific Scientific common stock stated by Kollmorgen to be sufficient to call a special meeting of Pacific Scientific. Pacific Scientific has stated that it will review the consents to determine whether they are valid under applicable law.

Lester Hill, Chairman and Chief Executive Officer of Pacific Scientific, stated, "The Board of Directors of Pacific Scientific continues to believe that the Kollmorgen offer is not reflective of the value that has been created under the strategic plan being implemented by our new management team. The fact that Pacific Scientific's stock is trading at approximately $3.00 above the tender offer price further underscores our investors' views of the inadequacy of the Kollmorgen bid. The Board and management are continuing to work with our financial advisor, BancAmerica Robertson Stephens, to explore various strategic and other alternatives for maximizing shareholder value, which may include the sale of the company or other extraordinary transaction involving the company."

Pacific   Scientific   Company  is  an  international   business  that  designs,
manufactures and markets motion control, process control and safety equipment.

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